SOURCE: NASDAQ SYMBOL (NASDAQ Global Market): TSX SYMBOL (Toronto Stock Exchange): DATE:	AXCAN PHARMA INC. AXCA AXP August 2, 2007

AXCAN PHARMA SUBMITS COMPLETE NEW DRUG APPLICATION FOR ULTRASE

MONT-SAINT-HILAIRE, Quebec – Axcan Pharma Inc. ("Axcan" or the "Company") (NASDAQ: AXCA - TSX: AXP) today announced that it has submitted the complete New Drug Application (“NDA”) for ULTRASE in the treatment of Exocrine Pancreatic Insufficiency (“EPI”), with the U.S. Food and Drug Administration (“FDA”). The FDA had already granted ULTRASE a Fast Track designation, which allows promising new drugs and biological products that treat serious, life-threatening or severely debilitating diseases to proceed more rapidly through the regulatory process.

"We are excited that the results of our clinical studies and CMC work have led to the submission of the ULTRASE NDA. This submission exemplifies our commitment to providing valuable therapeutic options for significant unmet needs in the pancreatic insufficiency segment of the gastrointestinal market, as we have been doing for over 15 years,” said Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “As previously mentioned, we expect to be amongst the first companies to have approved pancreatic enzyme products on the U.S. market, which should allow us to remain a leader within this market,” he added.

In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs must receive approval before April 2008 in order to remain on the market. ULTRASE is a pancreatic enzyme replacement therapy that does not require overfill, and will therefore be filled at 100 percent of label claim. The formulation of ULTRASE for which the NDA was submitted has been designed to meet FDA guidelines for pancreatic enzyme replacement products.

CLINICAL PROGRAM
The NDA is based on a clinical study program that included Phase III, multi-centre, double-blinded, placebo-controlled crossover trials. In the two initial Phase III studies previously disclosed (Aliment Pharmacol. Ther. 2004; 20: 1365-1371), patients with pancreatic insufficiency associated with cystic fibrosis received either ULTRASE MT12, or ULTRASE MT20, or a placebo. Results of this study demonstrated excellent effects on fat absorption with minimal adverse events. Baseline fat absorption levels without enzyme supplementation (placebo) were 46.7% and 58.7% respectively in the ULTRASE MT12 and ULTRASE MT20 study groups. Mean fat absorption increased to 79.4% and 87.3% respectively for the ULTRASE MT12 and ULTRASE MT20 study groups.

The Company also recently completed an additional Phase III clinical study, also included in the NDA, with the currently marketed ULTRASE MT20 formulation. This multi-centre, randomized, double-blind, crossover study was designed to compare the efficacy and safety of ULTRASE MT20 to placebo in the correction of steatorrhea in patients with cystic fibrosis.

Results of this study also demonstrated excellent effects on the primary efficacy parameter, i.e. fat absorption, with minimal adverse events. “A highly significant clinical and statistical difference in mean fat absorption between ULTRASE MT20 and placebo was observed, in line with the results previously observed in the published studies on ULTRASE and clearly above the absorption level thought to be required for enzyme supplementation for cystic fibrosis patients,” commented Dr. Michael Konstan, Lead Investigator for the study (Rainbow Babies and Children’s Hospital, Cleveland, OH), which was conducted with the assistance of the Cystic Fibrosis Therapeutics Development Network. The Company plans to have Dr. Konstan disclose detailed results of the study in the coming months, in the appropriate scientific forum.

In addition, the ULTRASE NDA includes an intestinal perfusion study aimed at measuring the bioactivity of lipase at the site of action, as requested by the FDA. Results of this analysis confirmed that ULTRASE MT20 effectively delivers lipase to the site of action. It is expected that the Principal Investigator, Dr. Philip Toskes (University of Florida, Gainesville, FL), will publish and present this component of the NDA in the coming months, in the appropriate scientific forum.

ABOUT AXCAN PHARMA
Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, including, without limitation, the Company's expectations with respect to the benefits and acceptance of new drugs and are generally identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, the protection of our intellectual property, including the approval of patent applications, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

The name ULTRASE appearing in this press release is a trademark of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com